Exhibit 99.5

FF305 Page 1 of 9 v 1.3.0 Next Day Disclosure Return (Equity issuer - changes in issued shares or treasury shares, share buybacks and/or on-market sales of treasury shares) Instrument: Equity issuer Status: New Submission Name of Issuer: KE Holdings Inc. Date Submitted: 06 September 2024 Section I must be completed by a listed issuer where there has been a change in its issued shares or treasury shares which is discloseable pursuant to rule 13.25A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Exchange”) (the “Main Board Rules”) or rule 17.27A of the Rules Governing the Listing of Securities on GEM of the Exchange (the “GEM Rules”). Section I 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange Yes Stock code (if listed) 02423 Description A. Changes in issued shares or treasury shares Events Changes in issued shares (excluding treasury shares) Number of issued shares (excluding treasury shares) As a % of existing number of issued shares (excluding treasury shares) before the relevant event (Note 3) Changes in treasury shares Number of treasury shares Issue/ selling price per share (Note 4) Total number of issued shares Opening balance as at (Note 1) 04 September 2024 3,520,634,387 0 3,520,634,387 1). Other (please specify) See Part B Date of changes 05 September 2024 % Closing balance as at (Notes 5 and 6) 05 September 2024 3,520,634,387 0 3,520,634,387

FF305 Page 2 of 9 v 1.3.0 B. Shares redeemed or repurchased for cancellation but not yet cancelled as at the closing balance date (Notes 5 and 6) 1). Repurchase of shares (or other securities) but not cancelled Date of changes 01 July 2024 612,621 % USD 4.897 2). Repurchase of shares (or other securities) but not cancelled Date of changes 02 July 2024 398,097 % USD 5.0239 3). Repurchase of shares (or other securities) but not cancelled Date of changes 03 July 2024 379,152 % USD 5.2749 4). Repurchase of shares (or other securities) but not cancelled Date of changes 05 July 2024 391,707 % USD 5.1058 5). Repurchase of shares (or other securities) but not cancelled Date of changes 08 July 2024 608,532 % USD 4.9299 6). Repurchase of shares (or other securities) but not cancelled Date of changes 09 July 2024 399,648 % USD 5.0044 7). Repurchase of shares (or other securities) but not cancelled Date of changes 10 July 2024 389,325 % USD 5.1371 8). Repurchase of shares (or other securities) but not cancelled Date of changes 11 July 2024 386,151 % USD 5.1793 9). Repurchase of shares (or other securities) but not cancelled Date of changes 12 July 2024 382,431 % USD 5.2297 10). Repurchase of shares (or other securities) but not cancelled Date of changes 15 July 2024 601,206 % USD 4.9899 11). Repurchase of shares (or other securities) but not cancelled Date of changes 16 July 2024 607,845 % USD 4.9355

FF305 Page 3 of 9 v 1.3.0 12). Repurchase of shares (or other securities) but not cancelled Date of changes 17 July 2024 622,263 % USD 4.8211 13). Repurchase of shares (or other securities) but not cancelled Date of changes 18 July 2024 628,908 % USD 4.7702 14). Repurchase of shares (or other securities) but not cancelled Date of changes 19 July 2024 637,311 % USD 4.7073 15). Repurchase of shares (or other securities) but not cancelled Date of changes 22 July 2024 627,066 % USD 4.7841 16). Repurchase of shares (or other securities) but not cancelled Date of changes 23 July 2024 1,072,641 % USD 4.6614 17). Repurchase of shares (or other securities) but not cancelled Date of changes 24 July 2024 1,091,505 % USD 4.5808 18). Repurchase of shares (or other securities) but not cancelled Date of changes 25 July 2024 1,104,441 % USD 4.5272 19). Repurchase of shares (or other securities) but not cancelled Date of changes 26 July 2024 1,090,281 % USD 4.586 20). Repurchase of shares (or other securities) but not cancelled Date of changes 29 July 2024 1,028,445 % USD 4.653 21). Repurchase of shares (or other securities) but not cancelled Date of changes 30 July 2024 1,101,930 % USD 4.5375 22). Repurchase of shares (or other securities) but not cancelled Date of changes 31 July 2024 1,075,998 % USD 4.6468 23). Repurchase of shares (or other securities) but not cancelled Date of changes 01 August 2024 1,103,160 % USD 4.5324

FF305 Page 4 of 9 v 1.3.0 24). Repurchase of shares (or other securities) but not cancelled Date of changes 02 August 2024 1,127,862 % USD 4.4332 25). Repurchase of shares (or other securities) but not cancelled Date of changes 05 August 2024 1,118,538 % USD 4.4701 26). Repurchase of shares (or other securities) but not cancelled Date of changes 06 August 2024 1,096,338 % USD 4.5606 27). Repurchase of shares (or other securities) but not cancelled Date of changes 07 August 2024 1,118,238 % USD 4.4713 28). Repurchase of shares (or other securities) but not cancelled Date of changes 08 August 2024 477,738 % USD 4.491 29). Repurchase of shares (or other securities) but not cancelled Date of changes 12 August 2024 14,265 % USD 4.8609 30). Repurchase of shares (or other securities) but not cancelled Date of changes 14 August 2024 603,978 % USD 4.9671 31). Repurchase of shares (or other securities) but not cancelled Date of changes 15 August 2024 592,566 % USD 5.0627 32). Repurchase of shares (or other securities) but not cancelled Date of changes 16 August 2024 600,366 % USD 4.9969 33). Repurchase of shares (or other securities) but not cancelled Date of changes 19 August 2024 594,504 % USD 5.0356 34). Repurchase of shares (or other securities) but not cancelled Date of changes 20 August 2024 616,005 % USD 4.8701 35). Repurchase of shares (or other securities) but not cancelled Date of changes 21 August 2024 611,808 % USD 4.9035

FF305 Page 5 of 9 v 1.3.0 36). Repurchase of shares (or other securities) but not cancelled Date of changes 22 August 2024 606,576 % USD 4.9458 37). Repurchase of shares (or other securities) but not cancelled Date of changes 23 August 2024 598,749 % USD 5.0104 38). Repurchase of shares (or other securities) but not cancelled Date of changes 26 August 2024 604,077 % USD 4.9662 39). Repurchase of shares (or other securities) but not cancelled Date of changes 27 August 2024 618,099 % USD 4.8536 40). Repurchase of shares (or other securities) but not cancelled Date of changes 28 August 2024 643,173 % USD 4.6644 41). Repurchase of shares (or other securities) but not cancelled Date of changes 29 August 2024 2,090,691 % USD 4.7808 42). Repurchase of shares (or other securities) but not cancelled Date of changes 30 August 2024 602,676 % USD 4.9778 43). Repurchase of shares (or other securities) but not cancelled Date of changes 03 September 2024 613,938 % USD 4.8865 44). Repurchase of shares (or other securities) but not cancelled Date of changes 04 September 2024 605,679 % USD 4.9531 45). Repurchase of shares (or other securities) but not cancelled Date of changes 05 September 2024 604,461 0.016 % USD 4.9596 Remarks: Issued shares as a % of existing number of issued shares before relevant share issue calculated based on the Company's total number of issued shares of 3,667,761,955 shares (comprising 3,520,634,387 Class A ordinary shares and 147,127,568 Class B ordinary shares).

FF305 Page 6 of 9 v 1.3.0 Confirmation Not applicable Notes to Section I: 1. Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later. 2. Please set out all changes in issued shares or treasury shares requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of changes. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories. 3. The percentage change in the number of issued shares (excluding treasury shares) of the listed issuer is to be calculated by reference to the opening balance of the number of issued shares (excluding treasury shares) being disclosed in this Next Day Disclosure Return. 4. In the case of a share repurchase or redemption, the “issue/ selling price per share” shall be construed as “repurchase price per share” or “redemption price per share”. Where shares have been issued/ sold/ repurchased/ redeemed at more than one price per share, a volume-weighted average price per share should be given. 5. The closing balance date is the date of the last relevant event being disclosed. 6. For repurchase or redemption of shares, disclosure is required when the relevant event has occurred (subject to the provisions of Main Board Rules 10.06(4)(a), 13.25A and 13.31 / GEM Rules 13.13(1), 17.27A and 17.35), even if the repurchased or redeemed shares have not yet been cancelled. If repurchased or redeemed shares are to be cancelled upon settlement of such repurchase or redemption after the closing balance date, they shall remain part of the issued shares as at the closing balance date in Part A. Details of these repurchased or redeemed shares shall be disclosed in Part B. 7. Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. 8. “Identical” means in this context: - the securities are of the same nominal value with the same amount called up or paid up; - they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and - they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

FF305 Page 7 of 9 v 1.3.0 Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1). Repurchase report Section II 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange Yes Stock code (if listed) 02423 Description A. Repurchase report Trading date Number of shares repurchased Method of repurchase (Note 1) Repurchase price per share or highest repurchase price per share $ Lowest repurchase price per share $ Aggregate price paid $ 1). 05 September 2024 604,461 On another stock exchange New York Stock Exchange USD 5.01 USD 4.94 USD 2,997,905 Total number of shares repurchased 604,461 Aggregate price paid $ USD 2,997,905 Number of shares repurchased for cancellation 604,461 Number of shares repurchased for holding as treasury shares 0 B. Additional information for issuer who has a primary listing on the Exchange 1). Date of the resolution granting the repurchase mandate 14 June 2024 2). Total number of shares which the issuer is authorised to repurchase under the repurchase mandate 367,706,331 3). Number of shares repurchased on the Exchange or another stock exchange under the repurchase mandate (a) 37,416,669 4). As a % of number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate (a) x 100 / number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate 1.018% 5). Moratorium period for any issue of new shares, or sale or transfer of treasury shares after the share repurchase(s) set out in Part A (Note 2) Up to 05 October 2024

FF305 Page 8 of 9 v 1.3.0 We hereby confirm that the repurchases set out in A above which were made on another stock exchange were made in accordance with the applicable Main Board Listing Rules and there have been no material changes to the particulars contained in the Explanatory Statement dated 26 April 2024 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the applicable rules applying to purchases made on that other exchange. Notes to Section II: 1. Please state whether the repurchase was made on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer. 2. Subject to the carve-out set out in Main Board Rule 10.06(3)(a)/ GEM Rule 13.12, an issuer may not (i) make a new issue of shares, or a sale or transfer of any treasury shares; or (ii) announce a proposed new issue of shares, or a sale or transfer of any treasury shares, for a period of 30 days after any purchase by it of shares, whether on the Exchange or otherwise, without the prior approval of the Exchange.

FF305 Page 9 of 9 v 1.3.0 Section III must also be completed by a listed issuer where it has made a sale of treasury shares on the Exchange or any other stock exchange on which the issuer is listed which is discloseable under Main Board Rule 10.06B / GEM Rule 13.14B. Report of on-market sale of treasury shares Not applicable Submitted by: Siting Li (Name) Title: Joint Company Secretary (Director, Secretary or other Duly Authorised Officer)